Exhibit 99.1

ORANGEKLOUD TECHNOLOGY INC.

incorporated in the Cayman Islands

Company No. 400228

(the Company)

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF
THE SHAREHOLDERS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Article 18.1 of the Memorandum and Articles of Association of the Company (the Articles) that a general meeting of the Company will be held on January 6, 2025 at 11 am (Singapore time; UTC+08:00), virtually at the following link: www.virtualshareholdermeeting.com/ORKT2025, to consider and, if thought fit, to pass, with or without amendment, the proposed resolutions set out below.

Item No	Agenda
1	Constitution of the Meeting Notice Given Confirmation of quorum of shareholders

2	Approval of the proposal to pass special resolutions to replace existing memorandum and articles of association with a new amended and restated memorandum and articles of association (as annexed)

3	Approval of the proposal to pass ordinary resolutions to approve:

(a) the Orangekloud Technology Inc. 2025 Share Incentive Plan (as annexed); and

(b) ancillary documents and actions, and ratification.

4	Any Other Business

5	Termination of Meeting

Signed by Goh Kian Hwa

/s/ Goh Kian Hwa	December 30, 2024
Director	Date

1